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
----------------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION               ------------------------------
     FORM 4                                         Washington, DC. 20549                                      OMB APPROVAL
----------------                                                                                      ------------------------------
                                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 OMB Number           3235-0287
[ ] Check this box if no longer                                                                       Expires:      January 31, 2005
    subject to Section 16. Form 4                                                                     Estimated average burden
    or Form 5 obligations may                                                                         hours per response.........0.5
    continue. See Instruction 1(b).                                                                   ------------------------------

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
-----------------------------------------   --------------------------------------------   -----------------------------------------
1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
                                                                                              Issuer (Check all applicable)
            OLSON, BRUCE J.                      THE MARCUS CORPORATION (NYSE: MCS)
-----------------------------------------   --------------------------------------------       X  Director            10% Owner
(Last)         (First)         (Middle)     3. I.R.S. Identifi-       4. Statement for        ---                 ---
                                               cation Number             Month/Day/Year        X  Officer (give       Other (specify
                                               of Reporting                                   --- title below)    --- below)
       c/o THE MARCUS CORPORATION              Person, if an          September 13, 2002
  250 EAST WISCONSIN AVENUE, SUITE 1700        entity (Voluntary)                                     Group Vice President
-----------------------------------------                             ------------------   -----------------------------------------
               (Street)                                               5. If Amendment,     7. Individual or Joint/Group Filing
                                                                         Date of              (Check Applicable Line)
                                                                         Original
         MILWAUKEE, WI  53202                                            (Month/Day/           X  Form filed by One Reporting Person
-----------------------------------------                                Year)                ---
(City)          (State)          (Zip)                                                            Form filed by More than One
                                                                                              --- Reporting Person
-----------------------------------------   ------------------------  ------------------   -----------------------------------------
                                                Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
====================================================================================================================================
                                                                                             5.
                                          2A.                                                Amount of      6.
                                          Deemed                   4.                        Securities     Owner-
                                2.        Execution   3.           Securities Acquired       Beneficially   ship
                                Trans-    Date,       Trans-       (A) or Disposed of (D)    Owned          Form:       7.
                                action    if any      action       (Instr. 3, 4 and 5)       Following      Direct      Nature of
                                Date                  Code         -----------------------   Reported       (D) or      Indirect
1.                              (Month/   (Month/     (Instr. 8)            (A)              Transactions   Indirect    Beneficial
Title of Security               Day/      Day/        ----------   Amount   or     Price     (Instr. 3      (I)         Ownership
(Instr. 3)                      Year)     Year)       Code   V              (D)              and 4)         (Instr.4)   (Instr. 4)
-----------------------------   -------   ---------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                    9/13/02                M           16,875   A     $6.6667     See below         D
-----------------------------   -------   ---------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                    9/13/02                F            3,436   D      $14.55      65,390           D
-----------------------------   -------   ---------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                                                                                   21,106           D       Joint w/wife
-----------------------------   -------   ---------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                                                                                    3,250           I           (1)
-----------------------------   -------   ---------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                                                                                    3,250           I           (2)
-----------------------------   -------   ---------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                                                                                    3,250           I           (3)
-----------------------------   -------   ---------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                                                                                 3,535.44 (4)       I         By 401(k)
                                                                                                                            Plan
====================================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
        *  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                               Persons who respond to the collection of information contained (Over) in this                  (Over)
                               form are not required to respond unless the form displays SEC 1474 (9-02) a           SEC 1474 (9-02)
                               currently valid OMB control number.
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Form 4 (continued)
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                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                2.                                  5.                              7.                   9.         10.
                Conver-                             Number of                       Title and            Number of  Owner-    11.
                sion               3A.              Derivative                      Amount of            Derivative ship      Nature
                or                 Deemed           Securities  6.                 Underlying    8.      Securities Form of   of
                Exer-              Execu-  4.       Acquired    Date               Securities    Price   Benefi-    Deriv-    In-
                cise      3.       tion    Trans-   (A) or      Exercisable and   (Instr 3 & 4)  of      cially     ative     direct
                Price     Trans-   Date,   action   Disposed    Expiration Date   -------------  Deriv-  Owned      Security: Bene-
1.              of        action   if any  Code     of(D)       (Month/Day/Year)         Amount  ative   Following  Direct    ficial
Title of        Deriv-    Date             (Instr   (Instr. 3,  ----------------         or      Secur-  Reported   (D) or    Owner-
Derivative      ative     (Month/ (Month/  8)       4 and 5)    Date     Expira-         Number  ity     Transac-   Indirect  ship
Security        Secur-    Day/     Day/    ------  -----------  Exer-    tion            of      (Instr  tions      (I)       (Instr
(Instr. 3)      ity       Year)    Year)   Code V  (A)     (D)  cisable  Date     Title  Shares  5)      (Instr 4)  (Instr 4)  4)
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------- --------- ------
Employee Stock
 Option/Grant
 Date: 9/13/92    $ 6.67  9/13/02          M            16,875  (5)      9/13/02    *    16,875                0       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/22/93    $10.00                                        (5)      6/22/03    *    11,250           11,250       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 12/17/93   $12.00                                        (5)     12/17/03    *    11,250           11,250       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/13/94    $11.83                                        (5)      6/13/04    *    11,250           11,250       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/22/95    $13.00                                        (5)      6/22/05    *    11,250           11,250       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/26/96    $16.75                                        (6)      6/26/06    *     7,500            7,500       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/26/97    $16.50                                        (6)      6/26/07    *     7,500            7,500       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/25/98  $16.9375                                        (6)      6/25/08    *     7,500            7,500       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/30/99  $12.3125                                        (6)      6/30/09    *    10,000           10,000       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 6/28/00  $11.4375                                        (6)      6/28/10    *    50,000           50,000       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 7/12/01    $14.05                                        (6)      7/12/11    *    50,000           50,000       D
--------------  --------  -------  ------  ------  -----------  -------  -------  -----  ------  ------  ---------  --------  ------
Employee Stock
 Option/Grant
 Date: 7/11/02    $15.55                                        (6)      7/11/12    *    20,000           20,000       D
====================================================================================================================================
Explanation of Responses:
*    Common Stock
(1)  Shares held by dependent son.
(2)  Shares held by Bruce J. Olson, as Custodian for son.
(3)  Shares held by Barbara Olson, as Custodian for daughter.
(4)  Balance reflects the most current data available with regard to the reporting person's holdings in the 401(k) Plan.
(5)  Options vest and become exercisable as follows: 40% after 1st anniversary of the date of grant; 60% after 2nd anniversary;
     80% after 3rd anniversary; and 100% after 4 1/2 years.
(6)  Options vest and become exercisable as follows: 40% after 2nd anniversary of the date of grant; 60% after 3rd anniversary;
     80% after 4th anniversary; and 100% after 5 years.
                                                                                   BRUCE J. OLSON
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.                                                     /s/ Ralph J. Gundrum                   9/17/02
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                        ---------------------------------  --------------
Note:  File three copies of this Form, one of which must be manually signed.       **  Signature of Reporting Person       Date
       If space is insufficient, see Instruction 6 for procedure.                  By Ralph J. Gundrum, attorney-in-fact

Potential persons who are to respond to the collection of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.                                                                        Page 2
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